================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

COMMISSION FILE NUMBER 0-11688


A.       American Ecology Corporation Retirement Plan


B.       American Ecology Corporation
         805 W. Idaho Street, Suite 200
         Boise, ID 83702





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       American Ecology Corporation
                                       Retirement Plan


Date:  August 14, 1996                 /s/ R. S. Thorn
                                       -----------------------------
                                       R. S. Thorn
                                       Plan Administrator

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN


             INDEX TO FINANCIAL STATEMENTS, EXHIBITS AND SCHEDULES


                           DECEMBER 31, 1995 AND 1994



Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 1995 and
1994

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1995

Notes to Financial Statements

Supplemental Information:

         Item 27a - Schedule of Assets Held for Investment Purposes

         Item 27d - Schedule of Reportable Transactions

                         INDEPENDENT AUDITORS' REPORT



To the Administrative Committee
American Ecology Corporation Retirement Plan

We have audited the accompanying statement of net assets available for benefits of American Ecology Corporation Retirement Plan as of December 31, 1995, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of American Ecology Corporation Retirement Plan as of December 31, 1994 were audited by other auditors whose report dated June 30, 1995 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of American Ecology Corporation Retirement Plan as of December 31, 1995, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balukoff, Lindstrom & Co. P.A.


July 30, 1996

                AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


ASSETS:                                                                        December 31,
                                                                      ------------------------------
                                                                         1995               1994
                                                                      -----------        -----------
     Cash                                                             $   101,795        $    42,167
     Interest Receivable                                                      160               --

          Equity investment funds                                       3,670,219          3,015,964
          Common stock of American Ecology Corporation                     26,556             98,615
          Bond fund                                                       470,723            499,545
          Money market fund                                               365,492            251,979
          Common collective trust                                          18,653               --
          Investment in guaranteed interest accounts,
          at contract value                                               631,937            703,007
                                                                      -----------        -----------

                                             Total investments          5,183,580          4,569,110

     Employer contributions receivable                                     84,509             56,054
     Employee contributions receivable                                       --                2,581
                                                                      -----------        -----------


                                             Total assets               5,370,044          4,669,912
                                                                      -----------        -----------

LIABILITIES:
     Administrative expenses payable                                       30,130             72,682
     Other liabilities                                                       --               42,167
                                                                      -----------        -----------

                                             Total liabilities             30,130            114,849
                                                                      -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                                     $ 5,339,914        $ 4,555,063
                                                                      ===========        ===========


The accompanying notes and schedules are an integral part of these financial statements.

                 American Ecology Corporation Retirement Plan
            Statement of Net Assets Available for Benefits by Fund
                           as of December 31, 1995





                                                                                   Participant Directed
                                                    --------------------------------------------------------------------------------
                                                     Templeton    Fidelity      Fidelty       Phoenix     Scudder      Alex Brown
                                                      Foreign        OTC        Advisor      Balanced     ST Bond     Cash Reserve
                                                        Fund      Portfolio    Equity GR       Fund        Fund     Fund Pr Series
                                                    --------------------------------------------------------------------------------
ASSETS:
   Cash                                              $   --      $   --       $    --       $    --      $     --     $     --
   Interest receivable                                   --          --            --            --            --           --

   Investments, at fair value:
      Equity investment funds                          545,896      783,030     1,335,527     1,005,766        --           --
      Common stock of American Ecology Corporation       --          --            --            --            --           --
      Common Collective Trust                            --          --            --            --            --           --
      Bond fund                                          --          --            --            --          470,723        --
      Money market fund                                  --          --            --            --            --         365,492
   Investments in guaranteed interest accounts
      at contract value                                  --          --            --            --            --           --
                                                     -------------------------------------------------------------------------------
                             Total investments         545,896      783,030     1,335,527     1,005,766      470,723      365,492

   Contributions receivable                              --          --            --            --            --           --
                                                     -------------------------------------------------------------------------------
                             Total assets              545,896      783,030     1,335,527     1,005,766      470,723      365,492

LIABILITIES
   Administrative expenses payable                       --          --            --            --            --           --

                                                     -------------------------------------------------------------------------------
                             Total liabilities           --          --            --            --            --           --
                                                     -------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                    $ 545,896   $  783,030   $ 1,335,527   $ 1,005,766  $   470,723  $   365,492
                                                     ===============================================================================




                                                                                           Non-
                                                                                        Participant
                                                         Participant Directed             Directed
                                                    --------------------------------   -----------  -----------
                                                      American  Short-Term             Guaranteed
                                                      Ecology     Income                Interest
                                                       Common      Fund      Other      Accounts       TOTALS
                                                    --------------------------------   ----------   -----------
ASSETS:
   Cash                                               $  --     $    --    $ 101,795   $   --       $   101,795
   Interest receivable                                   --          --          160       --               160

   Investments, at fair value:
      Equity investment funds                            --          --         --         --         3,670,219
      Common stock of American Ecology Corporation      26,556       --         --         --            26,556
      Common Collective Trust                            --        18,653       --         --            18,653
      Bond fund                                          --          --         --         --           470,723
      Money market fund                                  --          --         --         --           365,492
   Investments in guaranteed interest accounts
      at contract value                                  --          --         --       631,937        631,937
                                                      ------------------------------   ---------    -----------
                             Total investments          26,556     18,653       --       631,937      5,183,580

   Contributions receivable                              --          --       84,509       --            84,509
                                                      ------------------------------   ---------    -----------
                             Total assets               26,556     18,653    186,464     631,937      5,370,044

LIABILITIES
   Administrative expenses payable                       --          --       30,130       --            30,130
                                                       -----------------------------   ---------    -----------
                             Total liabilities           --          --       30,130       --            30,130
                                                       -----------------------------   ---------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                     $ 26,556  $  18,653  $ 156,334   $ 631,937    $ 5,339,914
                                                       =============================   =========    ===========



                            See accompanying notes

                 American Ecology Corporation Retirement Plan
            Statement of Net Assets Available for Benefits by Fund
                           as of December 31, 1994




                                                                                Participant Directed
                                                  --------------------------------------------------------------------------------
                                                     Templeton    Fidelity      Fidelty     Phoenix      Scudder     Alex Brown
                                                      Foreign        OTC        Advisor    Balanced      ST Bond    Cash Reserve
                                                       Fund       Portfolio    Equity GR      Fund        Fund      Fund Pr Series
                                                  --------------------------------------------------------------------------------
ASSETS:
   Cash                                             $      --    $      --    $      --    $      --   $      --    $      --

   Investments, at fair value:
      Equity investment funds                          407,816      593,191    1,056,360     958,597
      Common stock of American Ecology Corporation         --           --           --           --          --            --
      Bond fund                                            --           --           --           --      499,545           --
      Money market fund                                    --           --           --           --          --         251,979
   Investments in guaranteed interest accounts
      at contract value                                    --           --           --           --          --            --
                                                  --------------------------------------------------------------------------------
                             Total investments         407,816      593,191    1,056,360     958,597      499,545        251,979

   Due from (to) other funds                           178,890      (10,553)     (43,841)   (117,917)     (59,399)        (9,783)
   Contributions Receivable                                --           --           --           --          --            --
                                                  --------------------------------------------------------------------------------
                             Total assets              586,706      582,638    1,012,519     840,680      440,146        242,196

LIABILITIES
   Administrative expenses payable                         --           --           --           --          --            --
   Other liabilities                                       --           --           --           --          --            --
                                                  --------------------------------------------------------------------------------
                             Total liabilities             --           --           --           --          --            --
                                                  --------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                     $586,706     $582,638   $1,012,519    $840,680     $440,146       $242,196
                                                  ================================================================================




                                                                                 Non-
                                                                               Participant
                                                     Participant Directed       Directed
                                                   -----------------------   --------------   -------------
                                                    American                   Guaranteed
                                                    Ecology                    Interest
                                                     Common      Other          Accounts          TOTALS
                                                   -----------------------   --------------   -------------
ASSETS:
   Cash                                            $     --     $ 42,167       $     --         $    42,167

   Investments, at fair value:
      Equity investment funds                                                                     3,015,964
      Common stock of American Ecology Corporation    98,615         --              --              98,615
      Bond fund                                          --          --              --             499,545
      Money market fund                                  --          --              --             251,979
   Investments in guaranteed interest accounts                                                          --
      at contract value                                  --          --          703,007            703,007
                                                   --------------------------------------------------------
                             Total investments        98,615         --          703,007          4,569,110

   Due from (to) other funds                          68,074         --           (5,471)               --
   Contributions Receivable                            --         58,635             --              58,635
                                                   --------------------------------------------------------
                             Total assets            166,689     100,802         697,536          4,669,912

LIABILITIES
   Administrative expenses payable                     --         72,682             --              72,682
   Other liabilities                                   --         42,167             --              42,167
                                                   --------------------------------------------------------
                             Total liabilities         --        114,849             --             114,849
                                                   --------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                  $ 166,689    ($14,047)      $ 697,536        $ 4,555,063
                                                   ========================================================



                            See accompanying notes

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 1995


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income (loss):
          Net appreciation in fair value of investments                            $   576,984
          Interest                                                                      64,586
          Dividends                                                                    261,175
                                                                                   -----------

                                                                                       902,745
                                                                                   -----------

     Contributions:
          Employer                                                                     546,021
          Employee                                                                      26,522
                                                                                   -----------

                                                                                       572,543
                                                                                   -----------

                                                      Total additions                1,475,288
                                                                                   -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Withdrawals and benefit payments                                                  660,267
     Administrative expenses and other                                                  30,170
                                                                                   -----------

                                                      Total deductions                 690,437

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                                      784,851

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                 4,555,063
                                                                                   -----------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                                     $ 5,339,914
                                                                                   ===========


The accompanying notes and schedules are an integral part of these financial statements.

                 American Ecology Corporation Retirement Plan
      Statement of Changes in Net Assets Available for Benefits by Fund
                     for the Year Ended December 31, 1995




                                                                                  Participant Directed
                                                    ---------------------------------------------------------------------------
                                                     Templeton  Fidelity     Fidelty        Phoenix     Scudder    Alex Brown
                                                     Foreign       OTC       Advisor        Balanced    ST Bond   Cash Reserve
                                                       Fund     Portfolio   Equity GR         Fund       Fund    Fund Pr Series
                                                    ---------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (loss)
     Net appreciation in fair value of investments   $  7,051   $ 191,408   $   327,796   $   117,594   $  17,609   $     --
     Interest                                            --         --            --            --           --           --
     Dividends                                         29,906      46,536        65,647        82,559      20,926        15,261
                                                     --------   ---------   -----------   -----------   ---------   -----------
                                                       36,957     237,944       393,443       200,153      38,535        15,261
  Contributions
     Employer                                          56,877      58,108       107,685        70,573      38,305       101,479
     Employee                                           4,830       2,963         5,377         4,910       1,749         2,856
                                                     --------   ---------   -----------   -----------   ---------   -----------
                                                       61,707      61,071       113,062        75,483      40,054       104,335
                                                     --------   ---------   -----------   -----------   ---------   -----------
     Total additions                                   98,664     299,015       506,505       275,636      78,589       119,596

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Withdrawals and benefit payments                    132,337     132,590       169,661       126,871      55,537        21,519
  Administrative expenses and other                     8,542       9,709        16,306        14,261       7,666         3,494
                                                     --------   ---------   -----------   -----------   ---------   -----------
     Total deductions                                 140,879     142,299       185,967       141,132      63,203        25,013

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENEFITS BEFORE INTERFUND TRANSFERS             (42,215)    156,716       320,538       134,504      15,386        94,583

  Interfund transfers                                   1,405      43,676         2,470        30,582      15,191        28,713
                                                     --------   ---------   -----------   -----------   ---------   -----------

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENEFITS                                        (40,810)    200,392       323,008       165,086      30,577       123,296

NET ASSETS AVAILABLE FOR BENEFITS 01/01/95            586,706     582,638     1,012,519       840,680     440,146       242,196
                                                     --------   ---------   -----------   -----------   ---------   -----------

NET ASSETS AVAILABLE FOR BENEFITS 12/31/95           $545,896   $ 783,030   $ 1,335,527   $ 1,005,766   $ 470,723   $   365,492
                                                     ========   =========   ===========   ===========   =========   ===========


                                                                                               Non-
                                                                                            Participant
                                                              Participant Directed           Directed
                                                      -----------------------------------  -------------  -----------
                                                        American    Short-Term               Guaranteed
                                                        Ecology       Income                 Interest
                                                         Common        Fund       Other       Accounts       TOTALS
                                                      -----------------------------------  -------------  -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (loss)
     Net appreciation in fair value of investments     $ (84,474)   $   --       $     --    $      --    $   576,984
     Interest                                              --           1,020        6,749       56,817        64,586
     Dividends                                               340        --             --           --        261,175
                                                       ---------    ---------    ---------   ----------   -----------
                                                         (84,134)       1,020        6,749       56,817       902,745

  Contributions
     Employer                                             15,860        --          97,134        --          546,021
     Employee                                              1,085        --           2,752        --           26,522
                                                       ---------    ---------    ---------   ----------   -----------
                                                          16,945        --          99,886        --          572,543
                                                       ---------    ---------    ---------   ----------   -----------
     Total additions                                     (67,189)       1,020      106,635       56,817     1,475,288

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Withdrawals and benefit payments                         7,908        --           --          13,844       660,267
  Administrative expenses and other                        2,110        --         (42,512)      10,594        30,170
                                                       ---------    ---------    ---------   ----------   -----------
     Total deductions                                     10,018        --         (42,512)      24,438       690,437

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENEFITS BEFORE INTERFUND TRANSFERS                (77,207)       1,020      149,147       32,379       784,851

  Interfund transfers                                    (62,926)      17,633       21,234      (97,978)       --
                                                       ---------    ---------    ---------   ----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENEFITS                                          (140,133)      18,653      170,381      (65,599)      784,851

NET ASSETS AVAILABLE FOR BENEFITS 01/01/95               166,689        --         (14,047)     697,536     4,555,063
                                                       ---------    ---------    ---------   ----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS 12/31/95             $  26,556    $  18,653    $ 156,334   $  631,937   $ 5,339,914
                                                       =========    =========    =========   ==========   ===========


                            See accompanying notes

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994


NOTE A - DESCRIPTION OF THE PLAN

General

American Ecology Corporation Retirement Plan ("the Plan"), was originally adopted effective January 1, 1972, as a defined contribution plan, and was amended and restated to its present form effective March 23, 1987. The Plan covers all employees of American Ecology Corporation and its subsidiaries ("the Company"), hired in a job category which will result in 1,000 hours of service during any consecutive 12-month period and who have attained the age of 21.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan.

An administrative committee, appointed by the board of directors of the Company, is responsible for the general administration of the Plan. The administrative committee appoints a member of the administrative committee to serve as Plan administrator. The administrative committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants and direct disbursements of benefits in accordance with the provisions of the Plan. Prior to May 1, 1995, the administrative committee appointed three employees of the Company as trustees, who had the authority to control the assets of the Plan in accordance with the terms of the Plan. During this period, Alex Brown & Sons, Incorporated was appointed as custodian of the Plan's assets, authorizing Alex Brown to manage the Plan's assets.

Effective May 1, 1995, the administrative committee appointed Hand and Associates as recordkeeper and American Industries Trust Company as trustee of the Plan.

Contributions

The Company makes a basic contribution equal to 5 percent of compensation below the prior year's FICA wage base plus a contribution equal to 10 percent of compensation above the prior year's FICA wage base, and a past service contribution, as defined, for each participant who is an active participant on the contribution date. Additionally, active participants may make voluntary after-tax contributions up to 10 percent of their compensation, as defined. Voluntary contributions are made in accordance with procedures and limitations set up by the Plan administrator.

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994


NOTE A - DESCRIPTION OF THE PLAN (Continued)

Plan Amendment

Effective December 31, 1995, the Plan was amended to provide that participants will not earn additional benefits under the Plan, Company contributions will not be made, and employees will not be eligible to become participants in the Plan on or after December 31, 1995.

Vesting

Employee contributions and the earnings associated therewith are 100 percent vested for each participant. Participants are vested in the Company's basic and supplemental contributions and earnings thereon at the rate of 20 percent on the first year of service anniversary and an additional 20 percent after completing each year of service after each anniversary. The Plan provides for participants to be fully vested upon death, permanent disability or the attainment of age 55.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the following seven investment options:

   Templeton Foreign Fund - seeks capital growth by investing in stocks and debt obligations of companies and governments principally outside the United States.

   Fidelity OTC Portfolio - seeks capital growth by investing primarily in securities traded in the over-the-counter securities market.

   Fidelity Advisor Equity Growth Fund - seeks capital growth by investing in common stock, preferred stock, and securities convertible to common stock with above average growth statistics.

   Phoenix Balanced Fund - seeks capital growth and conservation of capital by investing in common stocks and fixed- income securities such as U.S. Treasury obligations.

   Scudder Short-Term Bond Fund - seeks high level of income consistent with a high degree of principal stability by investing in high quality short-term bonds, including U.S. government securities and corporate debt securities.

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994


NOTE A - DESCRIPTION OF THE PLAN (Continued)

   Alex Brown Cash Reserve Fund Prime Series - seeks preservation of capital and liquidity by investing in money market investments, including U.S. Treasury obligations.

   American Ecology Corporation Common Stock - invests in common stock of American Ecology Corporation.

Prior to January 1993, the Company had entered into a group annuity contract with Principal Mutual Life Insurance Company ("PMLIC"). The Company and participants had several investment options under this contract and had utilized guaranteed interest accounts which bear interest at a rate in effect at the date of contribution as determined by PMLIC (composite rate of 8.39% at December 31, 1995 and 1994) and mature through December 31, 1997. The balances in the guaranteed interest accounts will remain in such accounts until maturity or withdrawal by the employee.

Participant Accounts

Each participant's account is credited with the Company's contributions, voluntary contributions and the proportionate allocation of the earnings of the Plan. Dividend and interest income, net of administrative expenses with respect to each category of investments, is allocated quarterly to participants' accounts based upon their pro-rata share of the equity in each investment fund before such allocation. Forfeitures of terminated participants' nonvested benefits are applied to pay administrative expenses and reduce the Company's contributions to the Plan. No forfeitures were utilized during fiscal 1994 to pay administrative expenses. Forfeitures were used in 1995 to pay for administration expenses.

Payment of Withdrawals and Benefits

Upon normal retirement or death, vested benefits due to participants and their beneficiaries may be paid in a lump-sum or by the purchase and delivery of a life annuity contract.

Terminated employees and current employees who have discontinued contributions to the Plan are not required to withdraw amounts from their Plan accounts.

Expenses

Expenses of administering the Plan are the responsibility of the Plan. During the years ended December 31, 1995 and 1994, $30,130 and $19,940, respectively, of administrative expenses were paid by the Company on behalf of the plan and are to be reimbursed by the Plan. These amounts are included in administrative expense payable.

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994


NOTE A - DESCRIPTION OF THE PLAN (Continued)

Termination

Although the Company expects to continue the Plan indefinitely, the Company may terminate the Plan in whole or in part at any time upon giving written notice to all parties concerned. If the Plan is terminated, the account of each participant will be fully vested and nonforfeitable as of the effective date of the Plan termination.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition

Investments in guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. All other investments are valued at quoted market prices or by the contracted price. Investment income is recorded as earned.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

Certain 1994 amounts have been reclassified to conform with the presentation of the 1995 financial statements.

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 1995 and 1994

NOTE B - SUMMARY OF ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - GUARANTEED INTEREST ACCOUNTS

The guaranteed interest accounts held by the Plan are as follows:

                                                                                     December 31,
                                                                               --------------------------
                                                                                  1995          1994
                                                                               -----------    -----------
Guaranteed interest account with interest at
  rate in effect at date of contribution
  (rate of 8.4% at December 31, 1994),
  maturing on December 31, 1994                                                $      --      $    10,341

Guaranteed interest account with interest at
  rate in effect at date of contribution
  (rate of 8.01% at December 31, 1995 and 1994),
  maturing on December 31, 1995                                                     11,616         11,020

Guaranteed interest account with interest at
  rate in effect at date of contribution
  (rate of 6.57% at December 31, 1995 and 1994),
  maturing on December 31, 1996                                                     49,284         46,987

Guaranteed interest account with interest at
  rate in effect at date of contribution
  (rate of 8.53% at December 31, 1995 and 1994),
  maturing on December 31, 1997                                                    571,037        634,659
                                                                               -----------    -----------

                                                                               $   631,937    $   703,007
                                                                               ===========    ===========

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994


NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter on March 23, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 1995.

NOTE E - PLAN SPONSOR GOING CONCERN

The Company issued its latest audited financial statements as of December 31, 1995. Included in the independent auditors report was a paragraph regarding substantial doubt about the Company's ability to continue as a going concern. Failure of the Company to continue as a going concern could ultimately affect the Plan.

                            SUPPLEMENTAL INFORMATION

                 AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              December 31, 1995


           Current
           -------
      Identity of Issue                     Description                    Shares           Cost             Value
      -----------------                     -----------                    ------           ----             -----
Short Term Income                           Short Term               $     18,653   $     18,653       $    18,653

Templeton Funds, Inc.                       Foreign Fund                   59,466        545,605           545,896

Fidelity Institutional
     Retirement Services
     Company                                OTC Portfolio                  25,817        696,096           783,030

Fidelity Institutional
     Retirement Services                    Advisor Equity
     Company                                  Growth Fund                  35,605      1,152,231         1,335,527


Phoenix Equity Planning
     Corporation                                                           59,867        947,557         1,005,766
                                              Balanced Fund

Scudder                                                                    41,473        456,139           470,723
                                              Short Term Bond

Alex Brown & Sons                           Cash Reserve Fund             365,492        365,492           365,492
                                            Prime Series

American Ecology Corporation                Common Stock                    8,171         49,704            26,556

Principle Mutual Life
 Insurance Company:
    Maturing December 31, 1995,
          with an interest rate of 8.01%                                       --         11,616            11,616
     Maturing December 31, 1996,
          with an interest rate of 6.57%                                       --         49,284            49,284
     Maturing December 31, 1997,
          with an interest rate of 8.53%                                       --        571,038           571,037
                                                                                    ------------       -----------



TOTAL ASSETS HELD FOR
INVESTMENT PURPOSES                                                                 $  4,863,415       $ 5,183,580
                                                                                    ============       ===========

                  American Ecology Corporation Retirement Plan
                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1995


                                                                                                    Current Value
                                                                                                      of Asset
                                                                Purchase     Selling     Cost of     at Date of          Net
  Identity of Party Involved              Description             Price       Price       Asset      Transaction      Gain (loss)
  --------------------------              -----------           --------     -------     -------    -------------     -----------
Category (iii):  A series of transactions in excess of 5% of plan assets

Templeton Funds, Inc.                   Templeton Foreign       $279,187     $   --     $279,187     $279,187         $    --

Fidelity Institutional Retirement       Fidelity Advisor            --        268,724    226,197      268,724            42,528

Phoenix Equity Planning                 Phoenix Series Balanced     --        270,483    263,936      270,483             6,547


A reportable transaction represents a transaction or series of transactions in the same security involving an aggregate amount in excess of 5% of the Plan assets as of January 1, 1995. There were no category (i), (ii), or (iv) reportable transactions during 1995